As filed with the Securities and Exchange Commission on February 6, 2009

Registration No. 333-_________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

NORTH CENTRAL BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Iowa	42-1449849
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

825 Central Avenue
Fort Dodge, Iowa 50501
(515) 576-7531
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David M. Bradley
Chairman, President and Chief Executive Officer
825 Central Avenue
Fort Dodge, Iowa 50501
(515) 576-7531
(Name, address, including zip code, and telephone number, including area code, of agent for service)

The Commission is requested to send copies of all communications to:

V. Gerard Comizio, Esq.
Paul, Hastings, Janofsky & Walker, LLP
875 15th Street, N.W.
Washington, DC 20005
(202) 551-0419

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer (Do not check if a smaller reporting company) ☐	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED	PROPOSED MAXIMUM OFFERING PRICE PER SHARE		PROPOSED MAXIMUM AGGREGATE OFFERING PRICE	AMOUNT OF REGISTRATION FEE
Fixed Rate Cumulative Perpetual Preferred Stock, Series A, $0.01 par value	10,200 shares	$1,000.00	(1)	$10,200,000	$400.86
Warrant to Purchase Common Stock, and underlying shares of Common Stock, $0.01 par value (2)	99,157 shares	$15.43	(3)	$1,530,000	$60.13
Total:				$11,730,000	$460.99

(1)
Calculated in accordance with Rule 457(a) and includes such additional number of shares of Fixed Rate Cumulative Perpetual Preferred, Series A, of a currently indeterminable amount, as may from time to time become issuable by reason of stock splits, stock dividends or similar transactions.

(2)
In addition to the Fixed Rate Cumulative Perpetual Preferred, Series A, there are being registered hereunder (a) a warrant for the purchase of 99,157 shares of common stock with an initial per share exercise price of $15.43 per share, (b) the 99,157 shares of common stock issuable upon exercise of such warrant, and (c) such additional number of shares of common stock of a currently indeterminable amount, as may from time to time become issuable by reason of stock splits, stock dividends and certain anti-dilution provisions set forth in such warrant, which shares of common stock are registered hereunder pursuant to Rule 416.

(3)	Calculated in accordance with Rule 457(i) with respect to the per share exercise price of the warrant of $15.43.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 6, 2009

NORTH CENTRAL BANCSHARES, INC.

10,200 SHARES OF FIXED RATE CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES A
WARRANT TO PURCHASE 99,157 SHARES OF COMMON STOCK
99,157 SHARES OF COMMON STOCK

This prospectus relates to the potential resale from time to time by selling securityholders of some or all of the shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”), a warrant to purchase 99,157 shares of our common stock (the “Warrant”), and any shares of our common stock issuable from time to time upon exercise of the Warrant. In this prospectus, we refer to the shares of Series A Preferred Stock, the Warrant and the shares of common stock issuable upon exercise of the Warrant, collectively, as the “Securities.” The Series A Preferred Stock and the Warrant were originally issued by us pursuant to the Letter Agreement dated January 9, 2009, and the related Securities Purchase Agreement – Standard Terms attached thereto (the “Agreement”), between us and the United States Department of the Treasury (the “Treasury”), which we sometimes refer to as the initial selling securityholder, in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).

The initial selling securityholder and its successors, including transferees, which we collectively refer to as the selling securityholders, may offer the Securities from time to time directly or through underwriters, broker-dealers or agents and in one or more public or private transactions and at fixed prices, prevailing market prices, at prices related to prevailing market prices or at negotiated prices. If the Securities are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agents’ commissions.

We will not receive any proceeds from the sale of the Securities by the selling securityholders.

Neither the Series A Preferred Stock nor the Warrant is listed on an exchange. Unless requested by the initial selling securityholder, we do not intend to list the Series A Preferred Stock on any exchange. We do not intend to list the Warrant on any exchange.

Our common stock is traded on the Nasdaq Global Market under the symbol “FFFD.” On February 5, 2009, the closing price of our common stock on the Nasdaq Global Market was $10.00 per share. You are urged to obtain current market quotations of our common stock.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 4.

Our principal executive offices are located at 825 Central Avenue, Fort Dodge, Iowa 50501 and our telephone number is (515) 576-7531. Our Internet address is http://www.firstfederaliowa.com.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not deposits or accounts or other obligations of any bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus is ______, 2009.

TABLE OF CONTENTS

-i-

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, the selling securityholders may, from time to time, offer and sell in one or more offerings, the Securities described in this prospectus.

You should rely only on the information contained in, or incorporated by reference in, this prospectus or in any prospectus supplement we may authorize to be delivered to you. See “Where You Can Find More Information.” We have not authorized anyone to provide you with different information. You should assume that the information contained in this prospectus and any prospectus supplement is accurate only as of the date on its cover page and that any information we have incorporated by reference herein or therein is accurate only as of the date given in the document incorporated by reference.

References to our website have been provided for reference only, and the information on our website does not constitute part of this prospectus. Neither this prospectus nor any prospectus supplement is an offer to sell or a solicitation offer to buy our common stock in any circumstances or jurisdiction where the offer or sale is not permitted.

As used in this prospectus, the terms “we,” “us,” “our,” “North Central” and “Company” mean North Central Bancshares, Inc. and its subsidiary, First Federal Savings Bank of Iowa (the “Bank”) on a consolidated basis (unless the context indicates another meaning).

FORWARD LOOKING STATEMENTS

North Central Bancshares, Inc. and First Federal Savings Bank of Iowa may from time to time make written or oral “forward-looking statements.” These forward-looking statements may be contained in this prospectus and in other documents which it refers which are filed with the Securities and Exchange Commission (the “SEC”), and in other communications by the Company and the Bank, which are made in good faith pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan” and similar expressions are intended to identify forward-looking statements.

Forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions that are subject to significant risks and uncertainties. The following factors, many of which are subject to change based on various other factors beyond the Company’s control, and other factors discussed in this prospectus, as well as other factors identified in the Company’s filings with the SEC and those presented elsewhere by management from time to time, could cause its financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements:

•	developments impacting the financial services industry and global credit markets, and the response of legislators and regulators thereto;

•	the strength of the United States economy in general and the strength of the local economies in which the Company and the Bank conduct operations;

•	the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;

•	inflation, interest rate, market and monetary fluctuations;

•
the timely development of and acceptance of new products and services and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors’ products and services;

•	our ability to raise capital when needed to support growth or ongoing operations;

•	the availablility of desirable avenues to deploy our existing capital;

•	the willingness of users to substitute competitors’ products and services for the Company’s and the Bank’s products and services;

•	the Company’s and the Bank’s success in gaining regulatory approval of their products and services, when required;

•	the impact of changes in financial services’ laws and regulations (including laws concerning taxes, banking, securities and insurance);

•	the impact of technological changes;

•	acquisitions;

•	changes in consumer spending and saving habits;

•	the Company’s and the Bank’s success at managing the risks involved in their business; and

•
limitations imposed on us by virtue of the agreements we entered into with the Treasury in connection with the sale of the Series A Preferred Stock and the Warrant (including any potential changes to these agreements required to comply with changes in applicable Federal laws).

This list of important factors is not exclusive.  The Company or the Bank does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company or the Bank.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in or incorporated into this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read the entire prospectus carefully, including the “Risk Factors” section and the other documents we refer to and incorporate by reference, in order to fully understand this offering. In particular, we incorporate important business and financial information into this prospectus by reference.

North Central Bancshares, Inc., an Iowa corporation, is the holding company for First Federal Savings Bank of Iowa, a federally chartered savings bank.  The Company’s executive offices are located at the home office of the Company at 825 Central Avenue, Fort Dodge, Iowa. The Company’s telephone number is (515) 576-7531.

The Bank is a federally-chartered savings bank that conducts its operations from its main office located in Fort Dodge, Iowa and ten other branch offices located in Iowa. Eight of the Bank’s offices are located in north central and central Iowa, in the cities of Fort Dodge, Nevada, Ames, Perry, Ankeny, Clive and West Des Moines. Three of the Bank’s offices are located in southeast Iowa, in the cities of Burlington and Mount Pleasant. The Bank is the successor to First Federal Savings and Loan Association of Fort Dodge, which was originally chartered in 1954, and on May 7, 1987 became a federally chartered savings bank. The Bank adopted its present name on February 27, 1998. The Bank is a community-oriented savings institution that is primarily engaged in the business of attracting deposits from the general public in the Bank’s market areas, and investing such deposits in one- to four-family residential real estate mortgages, multifamily and commercial mortgages and consumer loans, with emphasis on second mortgage loans. The Bank’s deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”).  The Bank has been a member of the Federal Home Loan Bank (“FHLB”) system since 1954.  At September 30, 2008, the Bank had total assets of $475.1 million, total deposits of $345.2 million, and total shareholders’ equity of $38.3 million.

On January 9, 2009, North Central entered into the Agreement with the Treasury, pursuant to which we issued, and the Treasury purchased, for an aggregate price of $10.2 million, (i) 10,200 shares of our Series A Preferred Stock, and (ii) the Warrant. The Warrant was immediately exercisable upon its issuance and will expire on January 9, 2019. We are registering the shares of our Series A Preferred Stock and the Warrant sold to the Treasury pursuant to the transaction described above and elsewhere in this prospectus, as well as the shares of our common stock to be issued upon the exercise of the Warrant. We have filed with the Securities and Exchange Commission a registration statement on Form S-3 with respect to the Securities offering under this prospectus.

The Company’s stock is quoted on the Nasdaq Global Market under the symbol “FFFD.”

RISK FACTORS

Recent negative developments in the financial services industry and U.S. and global credit markets may adversely impact our operations and results. Negative developments in the capital markets in the latter half of 2007 and in 2008 and the expectation of the general economic downturn continuing in 2009 have resulted in uncertainty in the financial markets in general. Loan portfolio performances have deteriorated at many institutions resulting from, among other factors, a weak economy and a decline in the value of the collateral supporting their loans. The competition for deposits has increased significantly due to liquidity concerns at many of these same institutions. Stock prices of bank holding companies, like ours, have been negatively affected by the current condition of the financial markets, as has our ability, if needed, to raise capital or borrow in the debt markets. As a result, there is a potential for new federal or state laws and regulations regarding lending and funding practices and liquidity standards, and financial institution regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations. Negative developments in the financial services industry and the impact of new legislation in response to those developments could adversely impact our operations, including our ability to originate or sell loans, and adversely impact our financial performance

There can be no assurance that recently enacted legislation will help stabilize the U.S. financial system.  The Emergency Economic Stabilization Act of 2008, or EESA, was signed into law on October 3, 2008 in response to the financial crises affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions. Pursuant to EESA, the Treasury has the authority to, among other things, purchase up to $700 billion of mortgages, mortgage-backed securities and certain other financial instruments from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets. The Treasury announced the Capital Purchase Program under EESA pursuant to which it has purchased and may continue to purchase senior preferred stock in participating financial institutions. On January 9, 2009, we entered into the Agreement with the Treasury providing for our issuance of the Series A Preferred Stock and the Warrant to the Treasury.

In addition, the FDIC created the Temporary Liquidity Guarantee Program (“TGLP”) as part of a larger government effort to strengthen confidence and encourage liquidity in the nation’s banking system.  The TLGP has two components. First, the FDIC will provide a complete guarantee of certain unsecured debt of participating organizations issued before June 30, 2009. Second, the FDIC will provide full insurance coverage for non−interest bearing transaction accounts, regardless of dollar amount, until December 31, 2009.  The Company did not opt out of the TLGP so its non-interest bearing transaction accounts are covered and does not expect to issue unsecured debt before the termination of that component of the TLGP.

There can be no assurance that these government actions will achieve their purpose. The failure of the financial markets to stabilize, or a continuation or worsening of the current financial market conditions, could have a material adverse affect on our business, our financial condition, the financial condition of our customers, our common stock trading price, as well as our ability to access credit.  It could also result in declines in our investment portfolio which could be “other-than-temporary impairments.”

Our loan portfolio includes loans with a higher risk of loss. We originate commercial mortgage loans, including multifamily residential loans, commercial business loans, consumer loans, and residential mortgage loans primarily within our market area. We also purchase commercial mortgage loans, including multifamily residential loans, and residential mortgage loans, primarily secured by out of state properties, which entail certain risks not necessarily associated with loans the Company originates. Commercial mortgage, commercial business, and consumer loans may expose a lender to greater credit risk than loans secured by residential real estate because the collateral securing these loans may not be sold as easily as residential real estate. In addition, commercial real estate and commercial business loans may also involve relatively large loan balances to individual borrowers or groups of borrowers. These loans also have greater credit risk than residential real estate for the following reasons:

•	Commercial Mortgage Loans. Repayment is dependent upon income being generated in amounts sufficient to cover operating expenses and debt service.

•	Commercial Loans. Repayment is generally dependent upon the successful operation of the borrower’s business.

•
Consumer Loans. Consumer loans (such as personal lines of credit) may or may not be collateralized with assets that provide an adequate source of payment of the loan due to depreciation, damage, or loss.

Any further downturn in the real estate market or local economy could adversely affect the value of the properties securing the loans or revenues from the borrower’s business thereby increasing the risk of non-performing loans.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease. Our loan customers may not repay their loans according to their terms and the collateral securing the payment of these loans may be insufficient to pay any remaining loan balance. We therefore may experience significant loan losses, which could have a material adverse effect on our operating results.  Any further downturn in the real estate market or local economy could exacerbate this risk.

Material additions to our allowance for loan losses also would materially decrease our net income, and the charge-off of loans may cause us to increase the allowance. We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. We rely on our loan quality reviews, our experience and our evaluation of economic conditions, among other factors, in determining the amount of the allowance for loan losses. If our assumptions prove to be incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to our allowance.

Changes in interest rates could adversely affect our results of operations and financial condition. Our profitability, like that of most financial institutions, depends substantially on our net interest income, which is the difference between the interest income earned on our interest-earning assets and the interest expense paid on our interest-bearing liabilities. Increases in interest rates may decrease loan demand and make it more difficult for borrowers to repay adjustable rate loans. In addition, as market interest rates rise, we will have competitive pressures to increase the rates we pay on deposits, which could result in a decrease of our net interest income.

We also are subject to reinvestment risk associated with changes in interest rates. Changes in interest rates may affect the average life of loans and mortgage-related securities. Decreases in interest rates can result in increased prepayments of loans and mortgage-related securities as borrowers refinance to reduce borrowing costs. Under these circumstances, we are subject to reinvestment risk to the extent that we are unable to reinvest the cash received from such prepayments at rates that are comparable to the rates on existing loans and securities.

Our earnings may be adversely impacted by an increase in interest rates because a significant portion of our interest-earning assets are long-term, fixed rate mortgage-related assets that will not reprice as long-term interest rates increase while a majority of our interest-bearing liabilities are expected to reprice as interest rates increase. Therefore, in an increasing interest rate environment, our cost of funds could increase more rapidly than the yields earned on our loan portfolio and securities portfolio. An increasing rate environment could cause a narrowing of our net interest rate spread and a decrease in our net interest income.

Our local economy may affect our future growth possibilities. Our current market area is principally located in Webster, Story, Dallas, Polk, Henry and Des Moines counties, which are located in the central, north central and southeastern parts of the State of Iowa. Our future growth opportunities depend on the growth and stability of our regional economy and our ability to expand our market area. The financial crisis has negatively impacted our local economy and any further downturn in our local economy may further limit funds available for deposit and may negatively affect our borrowers’ ability to repay their loans on a timely basis, both of which could have an impact on our profitability.

We depend on our executive officers and key personnel to continue the implementation of our long-term business strategy and could be harmed by the loss of their services. We believe that our continued growth and future success will depend in large part upon the skills of our management team. The competition for qualified personnel in the financial services industry is intense, and the loss of our key personnel or an inability to continue to attract, retain and motivate key personnel could adversely affect our business. We cannot assure you that we will be able to retain our existing key personnel or attract additional qualified personnel. Although we have employment agreements with our president and chief executive officer, chief financial officer, and our executive vice president that each contain a non-compete provision, the loss of the services of one or more of our executive officers and key personnel could impair our ability to continue to develop our business strategy.

In addition, because of our participation in the Troubled Asset Relief Program, we are subject to standards on compensation paid to our executives imposed by the Treasury.  The standards include (1) ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution; (2) a required clawback of any bonus or incentive compensation paid to a senior executive based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate; (3) a prohibition on making golden parachute payments to senior executives; and (4) an agreement not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive. In particular, the change to the deductibility limit on executive compensation will likely increase the overall cost of our compensation programs in future periods.  Since these restrictions apply until the Treasury no longer holds either (a) any of the Series A Preferred Stock or (b) any other debt or equity securities of the Company acquired pursuant to the Warrant or the Agreement, we could potentially be subject to these restrictions indefinitely.  These restrictions could limit our ability to attract and retain key managerial talent.

We operate in a highly regulated environment, and changes in laws and regulations to which we are subject may adversely affect our results of operations. We are subject to extensive regulation, supervision and examination by the Office of Thrift Supervision (“OTS”), as the Bank’s chartering authority, and by the FDIC as the insurer of our deposits up to certain limits. In addition, the OTS regulates and oversees the Company as a savings and loan holding company.  We also belong to the Federal Home Loan Bank System and, as a member of such system; we are subject to certain limited regulations promulgated by the FHLB of Des Moines. This regulation and supervision limits the activities in which we may engage. The purpose of regulation and supervision is primarily to protect our depositors and borrowers and, in the case of FDIC regulation, the FDIC’s insurance fund. Regulatory authorities have extensive discretion in the exercise of their supervisory and enforcement powers. They may, among other things, impose restrictions on the operation of a banking institution, the classification of assets by such institution and such institution’s allowance for loan losses. Regulatory and law enforcement authorities also have wide discretion and extensive enforcement powers under various consumer protection and civil rights laws, including the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Fair Housing Act, and the Real Estate Settlement Procedures Act. It is possible that the new administration could make significant changes to the regulatory framework applicable to banks and bank holding companies.  Any change in the laws or regulations applicable to us, or in banking regulators’ supervisory policies or examination procedures, whether by the OTS, the FDIC, other state or federal regulators, the United States Congress or the Iowa legislature could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Competition in our primary market area may reduce our ability to attract and retain deposits and originate loans. We operate in a competitive market for both attracting deposits, which is our primary source of funds, and originating loans. Historically, our most direct competition for savings deposits has come from credit unions, community banks, large commercial banks and thrift institutions in our primary market area. Particularly in times of extremely low or extremely high interest rates, we have faced additional significant competition for investors’ funds from brokerage firms and other firms’ short-term money market securities and corporate and government securities. Our competition for loans comes principally from mortgage brokers, commercial banks, other thrift institutions, and insurance companies. Such competition for the origination of loans may limit our future growth and earnings prospects. Competition for loan originations and deposits may limit our future growth and earnings prospects.

If external funds were not available, this could adversely impact our growth and prospects.  We rely on retail deposits, brokered deposits, the amortization and prepayment of loans, the maturity and calls of investment securities, our operations and advances from the FHLB of Des Moines to fund our operations. Although we have historically been able to replace maturing deposits and advances as necessary, we might not be able to replace such funds in the future if, among other things, our results of operations or financial condition or the results of operations or financial condition of the FHLB of Des Moines or market conditions were to change. In addition, if we fall below the FDIC’s thresholds to be considered “well capitalized” we will be unable to continue with uninterrupted access to the brokered funds markets. In addition, certain Federal Home Loan Banks have experienced lower earnings from time to time and paid out lower dividends to its members. Future problems at the Federal Home Loan Banks may impact the collateral necessary to secure borrowings and limit the borrowings extended to its member banks, require additional capital contributions by its member banks, and reduce or eliminate the dividend paid by the FHLB of Des Moines. Should this occur, we could have difficulty meeting our short term liquidity needs and the Bank’s net interest income could be affected.  In addition, future problems at the Federal Home Loan Banks could also cause the value of the equity investment we have in the stock of FHLB of Des Moines to decline or become impaired.  As of December 31, 2008, we held approximately $4.7 million in FHLB of Des Moines stock, representing approximately 0.98 percent of our total assets.

Our prior branch expansion may reduce our short-term profitability due to one-time fixed expenses coupled with low levels of income earned by the branch until its customer base is built.  We opened a new branch in West Des Moines, Iowa in 2006.  The expense associated with building and staffing the new branch will significantly increase our noninterest expense, with compensation and occupancy costs constituting the largest amount of increased costs. Losses are expected from the new branch for some time as the expenses associated with it are largely fixed and is typically greater than the income earned as a branch builds up its customer base. There can be no assurance that our branch expansion strategy will result in increased earnings, or that it will result in increased earnings within a reasonable period of time. We expect that the success of our branching strategy will depend largely on the ability of our staff to market the deposit and loan products offered by us.

We may not be able to raise capital in the future on acceptable terms or at all.  We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate our capital resources as a result of the recent sale of the Series A Preferred Stock to the Treasury will satisfy our capital requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support our continued growth.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital if needed on terms acceptable to us. If we cannot raise additional capital when needed, our ability to satisfy regulatory capital requirements or expand our operations through internal growth and acquisitions could be materially impaired.

Our profitability could be adversely affected if we are unable to promptly deploy the capital raised in our recent offering.  We may not be able to immediately deploy all of the capital raised in the recent sale of the Series A Preferred Stock to the Treasury. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins than we generally earn on loans, potentially adversely affecting shareholder returns, including earnings per share, return on assets and return on equity.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, and, as a result, investors and depositors could lose confidence in our financial reporting, which could adversely affect our business, the trading price of our stock and our ability to attract additional deposits.  Beginning with our annual report on Form 10-K for the fiscal year ended December 31, 2007, we had to include a report of our management regarding internal control over financial reporting.  If we fail to identify and correct any significant deficiencies in the design or operating effectiveness of our internal control over financial reporting or fail to prevent fraud, current and potential stockholders and depositors could lose confidence in our financial reporting, which could adversely affect our business, financial condition and results of operations, the trading price of our stock and our ability to attract additional deposits.

Our articles of incorporation and bylaws may prevent a transaction you may favor or limit our growth opportunities, which could cause the market price of our common stock to decline. Certain provisions of our articles of incorporation, including the certificate of designations with respect to the Series A Preferred Stock, (the “Articles of Incorporation”) and bylaws and applicable provisions of Iowa and federal law and regulations may delay, inhibit or prevent an organization or person from gaining control of the Company through a tender offer, business combination, proxy contest or some other method, even though you might be in favor of the transaction.

We may not be able to pay dividends in the future in accordance with past practice and our ability to increase future dividends is subject to the Treasury’s consent.  Our ability to pay dividends to our stockholders is primarily dependent on the Bank’s earnings.  The payment of dividends also is subject to legal and regulatory restrictions. Any payment of dividends in the future will depend, in large part, on the Bank’s earnings, capital requirements, financial condition and other factors considered relevant by North Central’s board of directors (the “Board”).  In addition, the agreements governing the issuance of the Series A Preferred Stock and the Warrant restrict our ability to pay dividends in certain circumstances and to increase our dividend without the Treasury’s consent. As long as there is Series A Preferred Stock outstanding, no dividends may be paid on our common stock unless all dividends on the Series A Preferred Stock have been paid in full.

The Series A Preferred Stock and Warrant issued to the Treasury will impact net income available to our common stockholders and our earnings per share.  The dividends declared on our Series A Preferred Stock will reduce the net income available to common stockholders and our earnings per common share.  Additionally, the Warrant to purchase our common stock issued to the Treasury in conjunction with the Series A Preferred Stock may be dilutive to our earnings per share.  The Series A Preferred Stock will also receive preferential treatment in the event of liquidation, dissolution or winding up of our business.

The Series A Preferred Stock is equity and is subordinate to all of our existing and future indebtedness. Regulatory and contractual restrictions may limit or prevent us from paying dividends on the Series A Preferred Stock and our common stock, and the Series A Preferred Stock places no limitations on the amount of indebtedness we and our subsidiaries may incur in the future.  Shares of the Series A Preferred Stock are equity interests in North Central and do not constitute indebtedness. As such, the Series A Preferred Stock, like our common stock, ranks junior to all indebtedness and other non-equity claims on North Central with respect to assets available to satisfy claims on North Central, including in a liquidation of North Central. Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of preferred stock like the Series A Preferred Stock, as with our common stock, (1) dividends are payable only when, as and if authorized and declared by, our Board and depend on, among other things, our results of operations, financial condition, debt service requirements, other cash needs and any other factors our Board deems relevant, and (2) as an Iowa corporation, under Iowa law we are subject to restrictions on payments of dividends out of lawfully available funds. See “Description of Common Stock — General.”

In addition, the Series A Preferred Stock does not limit the amount of debt or other obligations we or our subsidiaries may incur in the future. Accordingly, we and our subsidiaries may incur substantial amounts of additional debt and other obligations that will rank senior to the Series A Preferred Stock or to which the Series A Preferred Stock will be structurally subordinated.

There may be future sales of additional common stock or preferred stock or other dilution of our equity, which may adversely affect the market price of our common stock or the Series A Preferred Stock.  We are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. The per share value of our common stock or the Series A Preferred Stock could decline as a result of sales by us of a large number of shares of common stock or preferred stock or similar securities in the market or the perception that such sales could occur.

Holders of the Series A Preferred Stock have limited voting rights.  Until and unless we are in arrears on our dividend payments on the Series A Preferred Stock for six dividend periods, whether or not consecutive, the holders of the Series A Preferred Stock will have no voting rights except with respect to certain fundamental changes in the terms of the Series A Preferred Stock and certain other matters and except as may be required by Iowa law. If dividends on the Series A Preferred Stock are not paid in full for six dividend periods, whether or not consecutive, the total number of positions on the North Central Board will automatically increase by two and the holders of the Series A Preferred Stock, acting as a class with any other parity securities having similar voting rights, will have the right to elect two individuals to serve in the new director positions. This right and the terms of such directors will end when we have paid in full all accrued and unpaid dividends for all past dividend periods. See “Description of Series A Preferred Stock—Election of Two Directors upon Non-Payment of Dividends.”

If we are unable to redeem the Series A Preferred Stock after five years, we will be required to make higher dividend payments on this stock, thereby substantially increasing our cost of capital.  If we are unable to redeem the Series A Preferred Stock prior to February 15, 2014, the dividend rate will increase substantially on that date, from 5.0% per annum to 9.0% per annum. See “Description of Series A Preferred Stock—Dividends Payable On Shares of Series A Preferred Stock.” Depending on our financial condition at the time, this increase in the annual dividend rate on the Series A Preferred Stock could have a material negative effect on our liquidity, our net income available to common shareholders, and our earnings per share.

INFORMATION ABOUT THE COMPANY AND THE BANK

The Company

North Central Bancshares, Inc., an Iowa corporation, is the holding company for First Federal Savings Bank of Iowa, a federally chartered savings bank. The Company owns 100% of the outstanding stock of the Bank. The Company’s stock is quoted on the Nasdaq Global Market under the symbol “FFFD.”

The Company conducts business as a unitary savings and loan holding company and the principal business of the Company consists of the operation of the Bank. The Company’s executive offices are located at the home office of the Company at 825 Central Avenue, Fort Dodge, Iowa. The Company’s telephone number is (515) 576-7531.

First Federal Savings Bank of Iowa

The Bank is a federally-chartered savings bank that conducts its operations from its main office located in Fort Dodge, Iowa and ten other branch offices located in Iowa. Eight of the Bank’s offices are located in north central and central Iowa, in the cities of Fort Dodge, Nevada, Ames, Perry, Ankeny, Clive and West Des Moines. Three of the Bank’s offices are located in southeast Iowa, in the cities of Burlington and Mount Pleasant.  The Bank is the successor to First Federal Savings and Loan Association of Fort Dodge, which was originally chartered in 1954, and on May 7, 1987 became a federally chartered savings bank. The Bank adopted its present name on February 27, 1998. The Bank is a community-oriented savings institution that is primarily engaged in the business of attracting deposits from the general public in the Bank’s market areas, and investing such deposits in one- to four-family residential real estate mortgages, multifamily and commercial mortgages and consumer loans, with emphasis on second mortgage loans. The Bank’s deposits are insured by the FDIC.  The Bank has been a member of the FHLB system since 1954.  At September 30, 2008, the Bank had total assets of $475.1 million, total deposits of $345.2 million, and total shareholders’ equity of $38.3 million.

The Bank’s principal executive office is located at 825 Central Avenue, Fort Dodge, Iowa and its telephone number at that address is (515) 576-7531. The Bank’s website address is www.firstfederaliowa.com.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the Securities by the selling securityholders. If the Warrant is exercised in full for cash, we will receive proceeds of approximately $1,530,000, which we intend to use for general corporate purposes.

DESCRIPTION OF SERIES A PREFERRED STOCK

The following is a brief description of the terms of the Series A Preferred Stock that may be resold by the selling securityholders. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to our Articles of Incorporation, including the certificate of designations with respect to the Series A Preferred Stock, copies of which have been filed with the Secretary of State of the State of Iowa and the SEC and are also available upon request from us.

General

Under our Articles of Incorporation we have authority to issue up to three million shares of preferred stock, par value $0.01 per share. Of such number of shares of preferred stock authorized, 10,200 shares have been designated as Series A Preferred Stock.  All 10,200 shares of Series A Preferred Stock were issued to the initial selling securityholder in a transaction exempt from the registration requirements of the Securities Act.

Dividends Payable On Shares of Series A Preferred Stock

Holders of shares of Series A Preferred Stock are entitled to receive if, as and when declared by the Board or a duly authorized committee thereof, out of assets legally available for payment, cumulative cash dividends at a rate per annum of 5% per share on a liquidation preference of $1,000 per share of Series A Preferred Stock with respect to each dividend period from January 9, 2009 to, but excluding, February 15, 2014. From and after February 15, 2014, holders of shares of Series A Preferred Stock are entitled to receive cumulative cash dividends at a rate per annum of 9% per share on a liquidation preference of $1,000 per share of Series A Preferred Stock with respect to each dividend period thereafter.

Dividends are payable quarterly in arrears on each February 15, May 15, August 15, and November 15 (each a “dividend payment date”), starting with February 15, 2009. If any dividend payment date is not a business day, then the next business day will be the applicable dividend payment date, and no additional dividends will accrue as a result of the applicable postponement of the dividend payment date. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable with respect to the Series A Preferred Stock are payable to holders of record of shares of Series A Preferred Stock on the date that is 15 calendar days immediately preceding the applicable dividend payment date or such other record date as the Board or any duly authorized committee thereof determines, so long as such record date is not more than 60 nor less than 10 days prior to the applicable dividend payment date.

If we determine not to pay any dividend or a full dividend with respect to the Series A Preferred Stock, we are required to provide written notice to the holders of shares of Series A Preferred Stock prior to the applicable dividend payment date.  Unpaid dividends on the Series A Preferred Stock will be compounded.

We depend on dividends, distributions and other payments from the Bank, to fund dividend payments on our common and preferred stock. Federal banking laws limit the amount of dividends or other capital distributions that a savings and loan association, such as the Bank, may pay. In addition, we are subject to restrictions on dividend payments imposed by the Iowa Business Corporation Act (“IBCA”).  Under the IBCA, we may only pay dividends to shareholders as long as, after giving effect to such distribution, (a) we will be able to pay our debts as they become due in the usual course of our business, and (b) our total assets will not be less than the sum of our liabilities.

Priority of Dividends

With respect to the payment of dividends and the amounts to be paid upon liquidation, the Series A Preferred Stock will rank:

•	senior to our common stock and all other equity securities designated as ranking junior to the Series A Preferred Stock; and

•
at least equally with all other equity securities designated as ranking on a parity with the Series A Preferred Stock, or parity stock, with respect to the payment of dividends and distribution of assets upon any liquidation, dissolution or winding-up of the Company.

So long as any shares of Series A Preferred Stock remain outstanding, unless all accrued and unpaid dividends for all prior dividend periods have been paid or are contemporaneously declared and paid in full, no dividend whatsoever shall be paid or declared on the Company’s common stock or other junior stock, other than a dividend payable solely in common stock. We and our subsidiaries also may not purchase, redeem or otherwise acquire for consideration any shares of our common stock or other junior stock unless we have paid in full all accrued dividends on the Series A Preferred Stock for all prior dividend periods, other than:

•
purchases, redemptions or other acquisitions of our common stock or other junior stock in connection with the administration of our employee benefit plans in the ordinary course of business pursuant to a publicly announced repurchase plan up to the increase in diluted shares outstanding resulting from the grant, vesting or exercise of equity-based compensation;

•
purchases or other acquisitions by broker-dealer subsidiaries of the Company solely for the purpose of market-making, stabilization or customer facilitation transactions in junior stock or parity stock in the ordinary course of its business;

•
purchases or other acquisitions by broker-dealer subsidiaries of the Company for resale pursuant to an offering by the Company of our stock that is underwritten by the related broker-dealer subsidiary;

•	any dividends or distributions of rights or junior stock in connection with any shareholders’ rights plan or repurchases of rights pursuant to any shareholders’ rights plan;

•
acquisition of record ownership of junior stock or parity stock for the beneficial ownership of any other person who is not the Company or a subsidiary of the Company, including as trustee or custodian; and

•
the exchange or conversion of junior stock for or into other junior stock or of parity stock for or into other parity stock or junior stock but only to the extent that such acquisition is required pursuant to binding contractual agreements entered into before January 9, 2009 or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common stock.

If we repurchase shares of Series A Preferred Stock from a holder other than the initial selling securityholder, we must offer to repurchase a ratable portion of the Series A Preferred Stock then held by the initial selling securityholder.

On any dividend payment date for which full dividends are not paid, or declared and funds set aside therefor, on the Series A Preferred Stock and any other parity stock, all dividends paid or declared for payment on that dividend payment date (or, with respect to parity stock with a different dividend payment date, on the applicable dividend date therefor falling within the dividend period and related to the dividend payment date for the Series A Preferred Stock), with respect to the Series A Preferred Stock and any other parity stock shall be declared ratably among the holders of any such shares who have the right to receive dividends, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the dividend period.

Subject to the foregoing, such dividends (payable in cash, stock or otherwise) as may be determined by the Board (or a duly authorized committee thereof) may be declared and paid on our common stock and any other stock ranking equally with or junior to the Series A Preferred Stock from time to time out of any funds legally available for such payment, and the Series A Preferred Stock shall not be entitled to participate in any such dividend.

Redemption

The Series A Preferred Stock may not be redeemed prior to February 15, 2012 unless we have received aggregate gross proceeds from one or more qualified equity offerings (as described below) equal to $2,550,000, which equals 25% of the aggregate liquidation amount of the Series A Preferred Stock on the date of issuance. In such a case, we may redeem the Series A Preferred Stock, subject to the approval of the OTS, in whole or in part, upon notice as described below, up to a maximum amount equal to the aggregate net cash proceeds received by us from such qualified equity offerings. A “qualified equity offering” is a sale and issuance for cash by us, to persons other than the Company or its subsidiaries after January 9, 2009, of shares of perpetual preferred stock, common stock or a combination thereof, that in each case qualify as Tier 1 capital of the Company at the time of issuance under the applicable risk-based capital guidelines of the OTS. Qualified equity offerings do not include issuances made in connection with acquisitions, issuances of trust preferred securities and issuances of common stock and/or perpetual preferred stock made pursuant to agreements or arrangements entered into, or pursuant to financing plans that were publicly announced, on or prior to October 13, 2008.

After February 15, 2012, the Series A Preferred Stock may be redeemed at any time, subject to the approval of the OTS, in whole or in part, subject to notice as described below.

In any redemption, the redemption price is an amount equal to the per share liquidation amount plus accrued and unpaid dividends to but excluding the date of redemption.

The Series A Preferred Stock will not be subject to any mandatory redemption, sinking fund or similar provisions. Holders of shares of Series A Preferred Stock have no right to require the redemption or repurchase of the Series A Preferred Stock. The Board, or a duly authorized committee thereof, has full power and authority to prescribe the terms and conditions upon which the Series A Preferred Stock will be redeemed from time to time, subject to the provisions of the articles of amendment.

If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed, the shares to be redeemed will be selected either pro rata from the holders of record of shares of Series A Preferred Stock in proportion to the number of shares held by those holders or in such other manner as the Board, or a committee thereof, may determine to be fair and equitable.

We will mail notice of any redemption of Series A Preferred Stock by first class mail, postage prepaid, addressed to the holders of record of the shares of Series A Preferred Stock to be redeemed at their respective last addresses appearing on our books. This mailing will be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed or otherwise given as described in this paragraph will be conclusively presumed to have been duly given, whether or not the holder receives the notice, and failure duly to give the notice by mail or otherwise, or any defect in the notice or in the mailing or provision of the notice, to any holder of Series A Preferred Stock designated for redemption will not affect the redemption of any other Series A Preferred Stock. Each notice of redemption will set forth the applicable redemption date, the redemption price, the place where shares of Series A Preferred Stock are to be redeemed, and the number of shares of Series A Preferred Stock to be redeemed (and, if less than all shares of Series A Preferred Stock held by the applicable holder, the number of shares to be redeemed from the holder).

Shares of Series A Preferred Stock that are redeemed, repurchased or otherwise acquired by us will revert to authorized but unissued shares of our preferred stock.

Liquidation Rights

In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of Series A Preferred Stock will be entitled to receive an amount per share, referred to as the total liquidation amount, equal to the fixed liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of the Series A Preferred Stock will be entitled to receive the total liquidation amount out of our assets that are available for distribution to shareholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our common stock or any other shares ranking, as to that distribution, junior to the Series A Preferred Stock.

If our assets are not sufficient to pay the total liquidation amount in full to all holders of Series A Preferred Stock and all holders of any shares of outstanding parity stock, the amounts paid to the holders of Series A Preferred Stock and other shares of parity stock will be paid pro rata in accordance with the respective total liquidation amount for those holders. If the total liquidation amount per share of Series A Preferred Stock has been paid in full to all holders of Series A Preferred Stock and other shares of parity stock, the holders of our common stock or any other shares ranking, as to such distribution, junior to the Series A Preferred Stock will be entitled to receive all of our remaining assets according to their respective rights and preferences.

For purposes of the liquidation rights, neither the sale, conveyance, exchange or transfer of all or substantially all of our property and assets, nor the consolidation or merger by us with or into any other corporation or by another corporation with or into us, will constitute a liquidation, dissolution or winding-up of our affairs.

Voting Rights

Except as indicated below or otherwise required by law, the holders of Series A Preferred Stock will not have any voting rights.

Election of Two Directors upon Non-Payment of Dividends. If the dividends on the Series A Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the authorized number of directors then constituting the Board will be increased by two. Holders of Series A Preferred Stock, together with the holders of any outstanding parity stock with like voting rights, referred to as voting parity stock, voting as a single class, will be entitled to elect the two additional members of the Board, referred to as the preferred stock directors, at the next annual meeting (or at a special meeting called for the purpose of electing the preferred stock directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full. Upon payment in full of all accrued and unpaid dividends, the right to elect preferred stock directors will terminate, subject to revesting in the event that dividends on the Series A Preferred Stock are not paid for an aggregate of six quarterly dividend payments. The election of any preferred stock director is subject to the qualification that the election would not cause us to violate the corporate governance requirement of the Nasdaq Global Market (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors.

Upon the termination of the right of the holders of Series A Preferred Stock and voting parity stock to vote for preferred stock directors, the individuals serving as preferred stock directors will immediately cease to be qualified as directors, their term of office shall terminate immediately and the number of authorized directors of the Company will be reduced by the number of preferred stock directors that the holders of Series A Preferred Stock and voting parity stock had been entitled to elect. The holders of a majority of shares of Series A Preferred Stock and voting parity stock, voting as a class, may remove any preferred stock director, with or without cause, and the holders of a majority of the shares Series A Preferred Stock and voting parity stock, voting as a class, may fill any vacancy created by the removal of a preferred stock director. If the office of a preferred stock director becomes vacant for any other reason, the remaining preferred stock director may choose a successor to fill such vacancy for the remainder of the unexpired term.

Other Voting Rights. So long as any shares of Series A Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by law or by our Articles of Incorporation, as amended, the vote or consent of the holders of at least 66 2/3% of the shares of Series A Preferred Stock at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

•
any amendment or alteration of the articles of amendment for the Series A Preferred Stock or our Articles of Incorporation, as amended, to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends and/or distribution of assets on any liquidation, dissolution or winding up of the Company;

•
any amendment, alteration or repeal of any provision of the articles of amendment for the Series A Preferred Stock or our Articles of Incorporation, as amended, so as to adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock; or

•
any consummation of a binding share exchange or reclassification involving the Series A Preferred Stock or of a merger or consolidation of the Company with another entity, unless the shares of Series A Preferred Stock remain outstanding following any such transaction or, if the Company is not the surviving entity, are converted into or exchanged for preference securities and such remaining outstanding shares of Series A Preferred Stock or preference securities have rights, references, privileges and voting powers that are not materially less favorable than the rights, preferences, privileges or voting powers of the Series A Preferred Stock, taken as a whole.

To the extent of the voting rights of the Series A Preferred Stock, each holder of Series A Preferred Stock will have one vote for each $1,000 of liquidation preference to which such holder’s shares of Series A Preferred Stock are entitled.

The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding shares of Series A Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series A Preferred Stock to effect the redemption.

Remaining Shares of Preferred Stock

The remaining 2,989,800 shares of the Company’s preferred stock are typically referred to as “blank check” preferred stock.  This term refers to stock for which the rights and restrictions are determined by the board of directors of a corporation.  Except in limited circumstances, the Company’s certificate of incorporation authorizes the Company’s board of directors to issue new shares of the Company’s common stock or preferred stock without further shareholder action.

Our Articles of Incorporation give the board of directors authority at any time to:

•	divide the remaining authorized but unissued shares of preferred stock into series;

•	determine the designations, number of shares, relative rights, preferences and limitations of any series of preferred stock;

•	increase the number of shares of any preferred series; and

•	decrease the number of shares in a preferred series, but not to a number less than the number of shares outstanding.

The issuance of additional common or preferred stock may be viewed as having adverse effects upon the holders of common stock and preferred stock.  Holders of the Company’s common stock will not have preemptive rights with respect to any newly issued stock.  The Company’s board could adversely affect the voting power of holders of the Company’s stock by issuing shares of preferred stock with certain voting, conversion and/or redemption rights.  In the event of a proposed merger, tender offer or other attempt to gain control of the Company that the board of directors does not believe to be in the best interests of its shareholders, the board could issue additional preferred stock which could make any such takeover attempt more difficult to complete.  Blank check preferred stock may also be used in connection with the issuance of a shareholder rights plan, sometimes called a poison pill.  The Board has not approved any plan to issue preferred stock for this purpose.  The Company’s board of directors does not intend to issue any preferred stock except on terms that the board deems to be in the best interests of the Company and its shareholders.

DESCRIPTION OF WARRANT TO PURCHASE COMMON STOCK

The following is a brief description of the terms of the Warrant that may be resold by the selling securityholders. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the Warrant, a copy of which has been filed with the SEC and is also available upon request from us.

Shares of Common Stock Subject to the Warrant

The Warrant is initially exercisable for 99,157 shares of our common stock. If we complete one or more qualified equity offerings on or prior to December 31, 2009 that result in our receipt of aggregate gross proceeds of not less than $10.2 million, which is equal to 100% of the aggregate liquidation preference of the Series A Preferred Stock, the number of shares of common stock underlying the Warrant then held by the selling securityholders will be reduced by 50% to 49,578 shares. The number of shares subject to the Warrant are subject to the further adjustments described below under the heading “—Adjustments to the Warrant.”

Exercise of the Warrant

The initial exercise price applicable to the Warrant is $15.43 per share of common stock for which the Warrant may be exercised, which is equal to the twenty-day trailing average closing price of shares of the Company’s common stock for the period immediately prior to the date the Company received preliminary approval to sell the Warrant to the Treasury.  The Warrant may be exercised at any time on or before January 9, 2019 by surrender of the Warrant and a completed notice of exercise attached as an annex to the Warrant and the payment of the exercise price for the shares of common stock for which the Warrant is being exercised. The exercise price may be paid either by the withholding by the Company of such number of shares of common stock issuable upon exercise of the Warrant equal to the value of the aggregate exercise price of the Warrant determined by reference to the market price of our common stock on the trading day on which the Warrant is exercised or, if agreed to by us and the warrantholder, by the payment of cash equal to the aggregate exercise price. The exercise price applicable to the Warrant is subject to the further adjustments described below under the heading “—Adjustments to the Warrant.”

Upon exercise of the Warrant, certificates for the shares of common stock issuable upon exercise will be issued to the warrantholder. We will not issue fractional shares upon any exercise of the Warrant. Instead, the warrantholder will be entitled to a cash payment equal to the market price of our common stock on the last day preceding the exercise of the Warrant (less the pro-rated exercise price of the Warrant) for any fractional shares that would have otherwise been issuable upon exercise of the Warrant. We will at all times reserve the aggregate number of shares of our common stock for which the Warrant may be exercised.

Rights as a Shareholder

The warrantholder shall have no rights or privileges of the holders of our common stock, including any voting rights, until (and then only to the extent) the Warrant has been exercised.

Transferability

The initial selling securityholder may not transfer a portion of the Warrant with respect to more than 49,579 shares of common stock until the earlier of the date on which the Company has received aggregate gross proceeds from a qualified equity offering of at least $10.2 million and December 31, 2009. The Warrant, and all rights under the Warrant, are otherwise transferable.

Adjustments to the Warrant

Adjustments in Connection with Stock Splits, Subdivisions, Reclassifications and Combinations. The number of shares for which the Warrant may be exercised and the exercise price applicable to the Warrant will be proportionately adjusted in the event we pay dividends in the form of shares of our common stock or make distributions of our common stock, or subdivide, combine or reclassify outstanding shares of our common stock.

Anti-dilution Adjustment. Until the earlier of January 9, 2012 and the date the initial selling securityholder no longer holds the Warrant (and other than in certain permitted transactions described below), if we issue any shares of common stock (or securities convertible or exercisable into common stock) for less than 90% of the market price of the common stock on the last trading day prior to pricing such shares, then the number of shares of common stock into which the Warrant is exercisable and the exercise price will be adjusted. Permitted transactions include issuances:

•	as consideration for or to fund the acquisition of businesses and/or related assets;

•	in connection with employee benefit plans and compensation related arrangements in the ordinary course and consistent with past practice approved by the Board;

•
in connection with public or broadly marketed offerings and sales of common stock or convertible securities for cash conducted by us or our affiliates pursuant to registration under the Securities Act, or Rule 144A thereunder on a basis consistent with capital-raising transactions by comparable financial institutions (but do not include other private transactions); and

•	in connection with the exercise of preemptive rights on terms existing as of January 9, 2009.

Other Distributions. If we declare any dividends or distributions other than our historical, ordinary cash dividends, the exercise price of the Warrant will be adjusted to reflect such distribution.

Certain Repurchases. If we effect a pro rata repurchase of common stock both the number of shares issuable upon exercise of the Warrant and the exercise price will be adjusted.

Business Combinations. In the event of a merger, consolidation or similar transaction involving the Company and requiring shareholder approval, the warrantholder’s right to receive shares of our common stock upon exercise of the Warrant shall be converted into the right to exercise the Warrant for the consideration that would have been payable to the warrantholder with respect to the shares of common stock for which the Warrant may be exercised, as if the Warrant had been exercised prior to such merger, consolidation or similar transaction.

DESCRIPTION OF COMMON STOCK

The following is a brief description of our common stock that may be resold by the selling securityholders. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to our Articles of Incorporation, as amended and our bylaws, copies of which have been filed with the SEC and are also available upon request from us, as well as the IBCA.

General

We have 15,500,000 shares of authorized common stock, $0.01 par value per share, of which 1,343,448 shares were outstanding as of February 5, 2009.

Holders of our common stock are entitled to receive dividends as may be declared by the Board out of funds legally available therefore and, upon liquidation, to receive pro rata our assets, if any, available for distribution after the payment of creditors and the preferences of Series A Preferred Stock, and any other class or series of preferred stock outstanding at the time of liquidation. Holders of our common stock have no preemptive rights to subscribe for any additional securities of any class that we may issue, nor any conversion, redemption or sinking fund rights. Holders of our common stock do not have the right to cumulate votes in the election of directors. The rights and privileges of holders of our common stock are subject to any preferences that the Board may set for any series of our preferred stock that we may issue in the future. We pay dividends on our common stock only if we have paid or provided for all dividends on our outstanding series of preferred stock, for the then current period and, in the case of any cumulative preferred stock, all prior periods.

Our Series A Preferred Stock has, and any other series of preferred stock upon issuance will have, preference over our common stock with respect to the payment of dividends and the distribution of assets in the event of our liquidation or dissolution. Our preferred stock also has such other preferences as currently, or as may be, fixed by the Board.

Holders of our common stock are entitled to one vote for each share that they hold and are vested with all of the voting power except as the Board has provided, or may provide in the future, with respect to preferred stock or any other class or series of preferred stock that the board of directors may hereafter authorize. Shares of our common stock are not redeemable, and have no subscription, conversion or preemptive rights.

Our common stock is listed on the Nasdaq Global Market under the symbol “FFFD.” Holders of our common stock are not, and will not be, subject to any liability as shareholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Restrictions on Ownership

Federal law generally provides that no person or company, acting directly or indirectly or through or in concert with one or more other persons, may acquire “control” of a savings and loan holding company, such as the Company, without the prior approval of the OTS. Generally, a person or a company will be deemed to “control” a savings and loan holding company if it (i) acquires more than 25% of any class of the voting securities of the savings and loan holding company or (ii) controls the election of a majority of the directors of the savings and loan holding company. A person or company will be deemed to control, subject to rebuttal, a savings and loan holding company if it (i) acquires more than 10% of any class of voting stock of the savings and loan holding company or (ii) acquires more than 25% of any class of stock (voting or non-voting) of the savings and loan holding company and in each of case is subject to any of the control factors established by the OTS. In addition, a person or company will be deemed to control, subject to rebuttal, a savings and loan holding company if it holds any combination of voting stock and proxies representing more than 25% of any class of voting stock of the savings and loan holding company that enables it to: (i) elect one-third or more of the savings and loan holding company’s board of directors; (ii) cause the savings and loan holding company’s stockholders to approve an acquisition or corporate reorganization; or (iii) exert a continuing influence on a material aspect of the business operations of the savings and loan holding company.

PLAN OF DISTRIBUTION

The selling securityholders and their successors, including their transferees, may sell the Securities directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the Securities. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The Securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be affected in transactions, which may involve crosses or block transactions:

•
on any national securities exchange or quotation service on which the preferred stock or the common stock may be listed or quoted at the time of sale, including, as of the date of this prospectus, the Nasdaq Global Market in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or services or in the over-the-counter market; or

•	through the writing of options, whether the options are listed on an options exchange or otherwise.

In addition, any securities that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

In connection with the sale of the Securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock issuable upon exercise of the Warrant in the course of hedging the positions they assume. The selling securityholders may also sell short the common stock issuable upon exercise of the Warrant and deliver common stock to close out short positions, or loan or pledge the Series A Preferred Stock or the common stock issuable upon exercise of the Warrant to broker-dealers that in turn may sell these Securities.

The aggregate proceeds to the selling securityholders from the sale of the Securities will be the purchase price of the Securities less discounts and commissions, if any.

In effecting sales, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling securityholders in amounts to be negotiated immediately prior to the sale.

In offering the Securities covered by this prospectus, the selling securityholders and any broker-dealers who execute sales for the selling securityholders may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales. Any profits realized by the selling securityholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions. Selling securityholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, or the Exchange Act.

In order to comply with the securities laws of certain states, if applicable, the Securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities pursuant to this prospectus and to the activities of the selling securityholders. In addition, we will make copies of this prospectus available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the Nasdaq Global Market pursuant to Rule 153 under the Securities Act.

At the time a particular offer of securities is made, if required, a prospectus supplement will set forth the number and type of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

Neither the Series A Preferred Stock nor the Warrant is listed on an exchange. Unless requested by the initial selling securityholder, we do not intend to list the Series A Preferred Stock on any exchange. We do not intend to list the Warrant on any exchange. No assurance can be given as to the liquidity of the trading market, if any, for the Series A Preferred Stock.

We have agreed to indemnify the selling securityholders against certain liabilities, including certain liabilities under the Securities Act. We have also agreed, among other things, to bear substantially all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the Securities covered by this prospectus.

SELLING SECURITYHOLDERS

On January 9, 2009, we issued the Securities covered by this prospectus to the Treasury, which is the initial selling securityholder under this prospectus, in a transaction exempt from the registration requirements of the Securities Act. The initial selling securityholder, or its successors, including transferees, may from time to time offer and sell, pursuant to this prospectus or a supplement to this prospectus, any or all of the Securities they own. The Securities to be offered under this prospectus for the account of the selling securityholders are:

•	10,200 shares of Series A Preferred Stock, representing beneficial ownership of 100% of the shares of Series A Preferred Stock outstanding on the date of this prospectus;

•	a warrant to purchase 99,157 shares of our common stock, representing beneficial ownership of approximately 7.38% of our common stock as of February 5, 2009; and

•	99,157 shares of our common stock issuable upon exercise of the Warrant, which shares, if issued, would represent ownership of approximately 6.87% of our common stock as of February 5, 2009.

For purposes of this prospectus, we have assumed that, after completion of the offering covered by this prospectus, none of the Securities covered by this prospectus will be held by the selling securityholders.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Securities. To our knowledge, the initial selling securityholder has sole voting and investment power with respect to the Securities.

We do not know when or in what amounts the selling securityholders may offer the Securities for sale. The selling securityholders might not sell any or all of the Securities offered by this prospectus. Because the selling securityholders may offer all or some of the Securities pursuant to this offering, and because currently no sale of any of the Securities is subject to any agreements, arrangements or understandings, we cannot estimate the number of the Securities that will be held by the selling securityholders after completion of the offering.

Other than with respect to the acquisition of the Securities, the initial selling securityholder has not had a material relationship with us.

Information about the selling securityholders may change over time and changed information will be set forth in supplements to this prospectus if and when necessary.

LEGAL MATTERS

The validity of the Securities of the Company offered hereby will be passed upon for the Company by Dickinson, Mackaman, Tyler & Hagen P.C.

EXPERTS

The consolidated financial statements as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, incorporated by reference in this Registration Statement have been so incorporated in reliance on the reports of McGladrey & Pullen, LLP, an independent registered public accounting firm, given the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), which means we are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at www.centerstatebanks.com. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We filed a registration statement on Form S-3 in connection with the Securities. This prospectus, which forms a part of that registration statement, does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You can obtain the full registration statement from the SEC as indicated above.

The SEC allows us to “incorporate by reference” into this prospectus the information we have filed with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supercede this information. In all cases, you should rely on the later information over different information included in this prospectus.

We incorporate by reference the documents listed below and all future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules:

•	Our Annual Report on Form 10-K for the year ended December 31, 2007; and

•	Our Quarterly Report on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008; and

•	Our Current Reports on Form 8-K filed with the SEC on April 29, 2008, June 13, 2008, August 29, 2008, September 9, 2008, December 19, 2008, January 7, 2009, and January 15, 2009.

•	The description of our capital stock as set forth in our Registration Statement on Form S-1 filed with the SEC on December 18, 1995.

We will provide you a copy of any information that we incorporate by reference into the registration statement or this prospectus, at no cost, by writing or telephoning us. Please send your request to:

North Central Bancshares, Inc.
Attn: Corporate Secretary
825 Central Avenue
Fort Dodge, Iowa 50501
Telephone: (515) 576-7531

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the approximate expenses payable by the Company in connection with the sale of the Securities being registered:

Registration Statement filing fee	$461
Printing expenses	$1,000
Legal fees and expenses	$35,000
Accountants’ fees and expenses	$5,000
Total	$41,461

Item 15. Indemnification of Directors and Officers.

The IBCA grants each corporation organized thereunder, such as the Company, the power to indemnify its directors and officers against liabilities for certain of their acts. The Company’s Articles of Incorporation provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the IBCA and may, but is not required to, purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the written request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted and incurred against such person in any such capacity or arising out of such person’s status as such, whether or not the Company would have the power to indemnify such person against such liability under the provisions thereof.

Under the IBCA, directors of the Company are not subject to personal liability to the Company or its shareowners for acts or failures to act except under certain circumstances. In addition, the IBCA grants corporations organized thereunder, such as the Company, the authority to adopt a provision in their respective articles of incorporation eliminating or limiting, with certain exceptions, the personal liability of a director to the corporation or to its shareowners for monetary damages for certain breaches of fiduciary duty as a director. The Company’s Articles of Incorporation provide that a director shall not be personally liable to the Company or its shareholders for monetary damages for any action taken, or failure to take any action, as a director, except for liability (a) for the amount of a financial benefit received by a director to which the director is not entitled, (b) for an intentional infliction of harm on the Company or its shareholders, (c) under Section 490.833 of the IBCA (relating to certain unlawful distributions to shareholders) or (d) for an intentional violation of criminal law.

The foregoing statements are subject to the detailed provisions of the IBCA and the Articles of Incorporation and Bylaws of the Company and should be read in connection with these other materials for a more complete understanding of their effect on the Company.

The indemnification provided by the Company is not exclusive of any other rights to which a director or officer of the Company may be entitled. The Company also carries directors’ and officers’ liability insurance. The Company directors’ and officers’ insurance policies are designed to reimburse the Company for any payments made by it pursuant to the foregoing indemnification provisions.

Item 16. Exhibits.

(a)

Exhibit Number	Description of Exhibit
3.1	Articles of Incorporation of North Central Bancshares, Inc.	(1)
3.2	Bylaws of North Central Bancshares, Inc., as amended	(2)
3.3	Certificate of Designations filed with the Secretary of State of the State of Iowa on December 31, 2008.	(3)
4.1	Letter Agreement including the Securities Purchase Agreement – Standard Terms attached thereto, dated January 9, 2009, between the Registrant and United States Department of the Treasury, with respect to the issuance and sale of the Series A Preferred Stock and the Warrant	(4)
4.2	Warrant dated January 9, 2009 to purchase shares of Common Stock of the Registrant	(4)
4.3	Form of Certificate for the Series A Preferred Stock*	(4)
5.1	Opinion of Dickinson, Mackaman, Tyler & Hagen P.C.	*
23.1	Consent of McGladrey & Pullen, LLP	*
23.2	Consent Dickinson, Mackaman, Tyler & Hagen P.C.	(5)
24.1	Power of Attorney	(6)

*	Filed herewith
(1)	Incorporated herein by reference to the Company’s Registration Statement No. 33-80493 on Form S-1 filed with the SEC on December 18, 1995, as amended.
(2)	Incorporated herein by reference to the Company’s Annual Report on Form 10-K filed with the SEC on March 29, 2004.
(3)	Incorporated herein by reference to the Company’s Current Report on Form 8-K filed with the SEC on January 7, 2009.
(4)	Incorporated herein by reference to the Company’s Current Report on Form 8-K filed with the SEC on January 15, 2009.
(5)	Included in Exhibit 5.1.
(6)	Contained on the signature page of the Registration Statement.

Item 17. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (i), (ii) and (iii) do not apply if the Registration Statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement;

(2)
that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)	that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A)
Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; and

(5)
that, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of an undersigned Registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Dodge, State of Iowa, on February 6, 2009.

NORTH CENTRAL BANCSHARES, INC.

By:	/s/ David M. Bradley
David M. Bradley, Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

 KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David M. Bradley as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution and revocation, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file or cause to be filed the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, lawfully do or cause to be done by virtue hereof.

 Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities indicated on the dates indicated.

Name	Title	Date
/s/ David M. Bradley	President, Chief Executive Officer, Director, and	February 6, 2009
David M. Bradley	Chairman of the Board (Principal Executive Officer)

/s/ Kyle C. Cook	Chief Financial Officer, Treasurer (Principal	February 6, 2009
Kyle C. Cook	Financial Officer and Principal Accounting Officer)

/s/ Robert H. Singer, Jr.	Director	February 6, 2009
Robert H. Singer, Jr.

/s/ Melvin R. Schroeder	Director	February 6, 2009
Melvin R. Schroeder

/s/ Mark M. Thompson	Director	February 6, 2009
Mark M. Thompson

/s/ Randall L. Minear	Director	February 6, 2009
Randall L. Minear

/s/ Paul F. Bognanno	Director	February 6, 2009
Paul F. Bognanno

/s/ C. Thomas Chalstrom	Director	February 6, 2009
C. Thomas Chalstrom